Exhibit 4

TENDER SUPPORT AGREEMENT

This TENDER SUPPORT AGREEMENT (this “Agreement”), dated as of April 14, 2011 (this “Agreement”), is by and among Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”), Nomac Acquisition, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Third Avenue Management LLC, on behalf of its participating investment advisory clients to this Agreement (the “Stockholder”).

W I T N E S S E T H

WHEREAS, as of the date of this Agreement, the Stockholder is the investment advisor to the beneficial owners of the number of shares of Company Common Stock set forth opposite the name of the Stockholder on Schedule 1 to this Agreement (the “Currently Owned Shares”) and has sole voting and dispositive authority over such Currently Owned Shares on behalf of such investment advisory clients;

WHEREAS, Parent, Merger Sub, and Bronco Drilling Company, Inc., a Delaware corporation (the “Company”) are simultaneously with the execution of this Agreement entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), providing for, among other things, (a) Merger Sub to commence a cash tender offer to purchase all of the issued and outstanding shares of Company Common Stock at the Offer Price, followed by (b) the merger of Merger Sub with and into the Company (with the Company surviving the merger as a wholly owned subsidiary of Parent), in each case of clauses (a) and (b), on the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used in this Agreement and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement);

WHEREAS, as a condition to Parent’s and Merger Sub’s willingness to enter into and perform their respective obligations under the Merger Agreement, each of Parent and Merger Sub has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth in this Agreement, including, without limitation, (i) to validly tender in the Offer all of the Owned Shares (and not withdraw from the Offer any such Owned Shares), (ii) to vote all of the Owned Shares in favor of the adoption of the Merger Agreement in the event that a vote of the Company Stockholders is required in furtherance of the Merger Agreement and (iii) to vote all of the Owned Shares in opposition to any other matter that is presented to the shareholders that might delay or otherwise frustrate the completion of the transactions contemplated by the Merger Agreement;

WHEREAS, the Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and has approved the execution and delivery of this Agreement in connection with the Merger Agreement, understanding that the execution and delivery of this Agreement by the Stockholder is a material inducement and condition to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement; and

WHEREAS, the Stockholder desires to express its support for the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party to this Agreement, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Agreement to Tender and Vote; Irrevocable Proxy.

1.1 Agreement to Tender. (a) The Stockholder agrees that as promptly as practicable after the commencement of the Offer, and in any event no later than the 10th Business Day following the commencement of the Offer, the Stockholder shall irrevocably and unconditionally tender into the Offer all of the Owned Shares beneficially owned by its investment advisory clients. To the extent an investment advisory client acquires any Owned Shares with respect to which Stockholder is serving as the investment advisor following such initial tender (including during any subsequent offering period, if any), the Stockholder shall irrevocably and unconditionally tender into the Offer such Owned Shares as promptly as practicable after the date on which such Owned Shares are acquired and in any event no later than the earlier of (i) the Business Day immediately following the date on which such Owned Shares are acquired and (ii) the Expiration Date or the expiration of a subsequent offering period, as applicable.

(b) The Stockholder agrees that once Owned Shares are tendered into the Offer, without the prior written consent of Parent in its sole discretion, the Stockholder shall not, and shall not be permitted to, withdraw or cause to be withdrawn the tender of such Owned Shares unless the Offer or the Merger Agreement shall have been terminated.

1.2 Agreement to Vote. The Stockholder hereby irrevocably and unconditionally agrees that, at the Stockholders’ Meeting or at any other meeting of the Company Stockholders, however called, or any adjournment or postponement of any such meeting, and in connection with any action proposed to be taken by written consent of the Company Stockholders, the Stockholder shall be (a) present (in person or by proxy) or otherwise cause the Owned Shares to be counted as present thereat for purposes of calculating a quorum, and (b) vote (or cause to be voted), or, if applicable, deliver (or cause to be delivered) a written consent covering, all of the Owned Shares (1) in favor of (x) the adoption of the Merger Agreement and all the transactions contemplated by the Merger Agreement, including the Merger, and (y) any other matter that is reasonably requested by Parent in furtherance of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement; and (2) against (A) any Takeover Proposal, any agreement or arrangement related to any Takeover Proposal, (B) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholder contained in this Agreement; and (C) any action or agreement (i) that would impair the ability of Parent or Merger Sub to consummate the Offer or the Merger or the ability of the Company to consummate the Merger, or (ii) that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement; provided, however, that notwithstanding the foregoing in this clause (2), the Stockholder shall vote in favor of an adjournment of the Stockholders’ Meeting that is recommended by the Board of Directors of the Company in accordance with the terms of the Merger Agreement. The obligations of the Stockholder specified in this Section 1.2 shall apply whether or not the Offer, the Merger or any action described above is recommended by the Board of Directors of the Company (or any committee thereof).

1.3 Irrevocable Proxy. The Stockholder hereby irrevocably grants to, and appoints, Parent and any designee of Parent and each of Parent’s officers, as the Stockholder’s attorney, agent and proxy with full power of substitution and resubstitution, to the full extent of the Stockholder’s voting rights with respect to the Owned Shares, to vote all the Owned Shares or grant a consent or approval, at any meeting of the Company Stockholders and in any action by written consent of the Company Stockholders, until the earlier of the acceptance of such Owned Shares pursuant to the Offer or the date of termination of the Merger Agreement, on the matters described in Section 1.2, and in accordance therewith. THIS PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE PROXY AND, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, SHALL BE VALID AND BINDING ON ANY PERSON TO WHOM STOCKHOLDER MAY TRANSFER ANY SHARES. The Stockholder revokes all other proxies and power of attorneys, with respect to all of the Owned Shares that may have heretofore been appointed or granted with respect to any matters covered by Section 1.2, and no subsequent proxy (whether revocable or irrevocable) or power of attorney shall be given by the Stockholder, except as required by any letter of transmittal in connection with the Offer. If the Stockholder is not the record owner of any of the Owned Shares the Stockholder shall cause said record owner to grant an irrevocable proxy with respect to such Owned Shares in accordance with this Section 1.3, and the Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained in this Agreement or so granted by such record owner. Such proxy shall automatically terminate upon the valid termination of this Agreement in accordance with Section 5.1.

2. Representations and Warranties. The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

2.1 Power; Due Authorization; Binding Agreement. The Stockholder has full legal capacity, power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms.

2.2 Ownership of Shares. The Currently Owned Shares are, and all of the Owned Shares owned by the relevant investment advisory clients of the Stockholder from the date of this Agreement through and on the Closing Date will be, beneficially owned and owned of record by such clients of the Stockholder. As of the date of this Agreement, the Currently Owned Shares constitute (a) the only shares of Company Common Stock beneficially owned or owned of record by any of the investment advisory clients of the Stockholder and (b) the only shares of Company Common Stock over which the Stockholder has voting or dispositive power. As of the date hereof, other than to the extent that it may be deemed to beneficially owned the Currently Owned Shares, the Stockholder owns no shares of Company Common Stock. The Stockholder’s investment advisory clients have good and valid title to the Owned Shares, free and clear of any Liens that would prevent the Stockholder from tendering its shares in accordance with this Agreement or complying with its other obligations under this Agreement on their behalf. The Stockholder has and will have at all times through and on the Closing Date sole voting and dispositive power with respect to all of the Owned Shares and will be entitled to vote and dispose of all of the Owned Shares.

2.3 No Conflicts. The execution and delivery of this Agreement by the Stockholder does not, and the performance of the terms of this Agreement by the Stockholder will not, (a) require the Stockholder to obtain the consent or approval of, or make any filing with or notification to, any Governmental Entity (other than a filing on Schedule 13D), (b) require the consent or approval of any other person (as defined in the Merger Agreement) pursuant to any agreement, obligation or instrument binding on the Stockholder or its properties and assets, (c) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or pursuant to which any of its properties or assets are bound or (d) violate any other agreement to which the Stockholder is a party, including, without limitation, any voting agreement, stockholders agreement, irrevocable proxy or voting trust. The Owned Shares are not, with respect to the voting or transfer of such Owned Shares, subject to any other agreement, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

2.4 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder and/or any of its Affiliates before or by any Governmental Entity that would reasonably be expected to impair the ability of the Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.

2.5 Acknowledgment. The Stockholder understands and acknowledges that each of Parent and Merger Sub is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

3. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub hereby represents and warrants to the Stockholder as follows:

3.1 Power; Due Authorization; Binding Agreement. Parent and Merger Sub are each corporations duly organized, validly existing and in good standing under the laws of their jurisdiction of organization. Parent and Merger Sub have full corporate power and authority to execute and deliver this Agreement, to perform their obligations under this Agreement, and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub.

3.2 No Conflicts. The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of the terms of this Agreement by Parent and Merger Sub will not, (a) require Parent and Merger Sub to obtain the consent or approval of, or make any filing with or notification to, any Governmental Entity (other than a filing on Schedule 13D), (b) require the consent or approval of any other person (as defined in the Merger Agreement) pursuant to any agreement, obligation or instrument binding on Parent and Merger Sub or its properties and assets, (c) except as may otherwise be required by federal securities laws, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent and Merger Sub or pursuant to which any of its or its Affiliates’ respective assets are bound or (d) violate any other agreement to which Parent and Merger Sub or any of its Affiliates is a party.

4. Certain Covenants of the Stockholders. The Stockholder hereby covenants and agrees with Parent and Merger Sub as follows:

4.1 Restriction on Transfer. Until the termination of this Agreement in accordance with its terms, except for any action contemplated by Section 1, the Stockholder shall not, directly or indirectly, either voluntarily or involuntarily, (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares (any such action, a “Transfer”) (provided that the Stockholder may exercise any of its warrants or options to purchase shares of Company Common Stock), (ii) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares (iii) take any action that would cause any representation or warranty of the Stockholder contained in this Agreement to become untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement, or (iv) commit or agree to take any of the foregoing actions. The Stockholder agrees, at the request of Parent or Merger Sub, to surrender or cause to be surrendered any certificate or certificates representing any of the Owned Shares for imposition thereof of a legend referencing the restrictions contained in clause (i) of this Section 4.1.

4.2 Additional Shares. The Stockholder hereby agrees to promptly notify Parent and Merger Sub of any new Owned Shares acquired by Stockholder (including on behalf of its investment advisory clients), if any, after the execution of this Agreement. Any such shares shall be subject to the terms of this Agreement as though owned by Stockholder or its investment advisory clients; provided, however, that the Stockholder shall not be required to tender any such shares to the extent that such tendering would violate Section 16(b) of the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder. In the event of a stock split, stock dividend or distribution, or any change in the Company Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “Currently Owned Shares” and “Owned Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.3 No Solicitation; Notice. The Stockholder shall not, nor shall it authorize or permit any of its investment banker, financial advisor, attorney, accountant or other advisor, agent or representative retained by Stockholder (collectively, “Representatives”) to, directly or indirectly through another person (as defined in the Merger Agreement), (i) solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing information) any inquiries or the making, submission or announcement of, any proposal or offer that constitutes or is reasonably likely to lead to a Takeover Proposal, (ii) other than informing persons of the provisions contained in this Section 4.3, enter into, continue or participate in any discussions or negotiations regarding any Takeover Proposal, or furnish any information concerning itself, the Company and the Company’s Subsidiaries to any person (as defined in the Merger Agreement) in connection with any Takeover Proposal, or otherwise cooperate with or take any other action to knowingly facilitate any effort or attempt to make or implement a Takeover Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Takeover Proposal. The Stockholder and its Subsidiaries, Affiliates and Representatives shall immediately cease and cause to be terminated all discussions or negotiations with any person (as defined in the Merger Agreement) conducted heretofore (other than with Parent and Merger Sub) with respect to any Takeover Proposal. Any violation of this Section 4.3 by any of the Stockholder’s Affiliates or Representatives shall be deemed to be a violation by the Stockholder of this Section 4.3. The Stockholder shall notify Parent as promptly as practicable (and in any event within 48 hours after receipt) orally and in writing, to the extent known by the Stockholder, of any Takeover Proposal and any material subsequent modifications to such Takeover Proposal, such notice to include the identity of the person (as defined in the Merger Agreement) making such Takeover Proposal and a copy of such Takeover Proposal, including draft agreements or term sheets submitted to the Stockholder in connection therewith at the time such Takeover Proposal is first made or submitted thereafter reflecting material changes to the terms and conditions (or, where no such copy is available, a reasonably detailed description of the material terms and conditions of such Takeover Proposal). The Stockholder shall provide to Parent on a reasonably prompt basis (and in any event within 48 hours) of any material modifications to the terms of any such Takeover Proposal. The Stockholder shall not enter into any agreement or arrangements with any person (as defined in the Merger Agreement) subsequent to the date of this Agreement, and the Stockholder is not party to any such agreement or arrangement, in each case that prohibits the Stockholder from providing such information to Parent.

4.4 Dissenter’s Rights. The Stockholder agrees not to exercise, nor to cause the exercise of, and hereby waives, any dissenter’s right in respect of the Owned Shares which may arise with respect to the Merger.

4.5 Documentation and Information. The Stockholder (i) consents to and authorizes the publication and disclosure by Parent and/or Merger Sub of its identity and holding of the Owned Shares, and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement, in any press release, the Offer Documents, the Proxy Statement, or any other disclosure document required in connection with the Offer, the Merger and any transactions contemplated by the Merger Agreement (provided that the Stockholder shall have had reasonable opportunity to review and comment upon any such disclosure in advance of its use, to the extent practicable), and (ii) agrees as promptly as practicable to give to Parent any information related to the foregoing that Parent may reasonably require for any such disclosure documents. The Stockholder agrees to notify Parent as promptly as practicable of any required corrections with respect to any information supplied by it specifically for use in any such disclosure document, if and to the extent the Stockholder becomes aware that any such information shall have become false or misleading in any material respect.

4.6 Further Assurances. From time to time, at the request of Parent and/or Merger Sub and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

5. Miscellaneous.

5.1 Termination of this Agreement. This Agreement shall terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination of the Offer, without any shares of Company Common Stock being accepted for payment thereunder and (iii) the Effective Time. Further, the Stockholder may, by prior written notice to Parent, terminate this Agreement if Merger Sub reduces the Offer Price without the prior consent of the Stockholder.

5.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, no such termination shall relieve any party from any liability for any breach of this Agreement occurring prior to such termination.

5.3 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

5.4 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties to this Agreement.

5.5 Notices. All notices, requests and other communications to any party under this Agreement shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Attention: Domenic J. Dell’Osso, Jr.

Facsimile: (405) 849-6125

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: David A. Katz, Esq.

Facsimile: (212) 403-2000

Commercial Law Group, P.C.

5520 North Francis Avenue

Oklahoma City, OK 73118

Attention: Ray Lees, Esq.

Facsimile: 405.232.5553

If to the Stockholder, to:

Third Avenue Management LLC

622 Third Avenue, 32nd Floor

New York, NY 10017

Attention: General Counsel

Facsimile: 212-735-0003

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties to this Agreement. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient if received prior to 5 P.M., local time, in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

5.6 Governing Law; Jurisdiction; Waiver of Jury Trial. (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS.

(b) Each of the parties to this Agreement (a) irrevocably submit itself to the personal jurisdiction of the Delaware Court of Chancery (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, in the

United States District Court for the District of Delaware) in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware). The parties to this Agreement agree that a final judgment in any action or proceeding brought shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 5.6, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the parties to this Agreement hereby consents to service being made through the notice procedures set forth in Section 5.5 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 5.5 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any person (as defined in the Merger Agreement) other than the parties to this Agreement.

(c) EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES TO THIS AGREEMENT HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.6(c).

5.7 Specific Performance. The parties agree that irreparable damage would occur and that Parent and Merger Sub would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Stockholder in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

5.8 No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void, except that Parent and Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any purported assignment not permitted under this Section 5.8 shall be null and void.

5.9 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Copies of executed counterparts transmitted by telecopy, telefax or electronic transmission shall be considered original executed counterparts for purposes of this Section 5.9 provided that receipt of copies of such counterparts is confirmed.

5.10 Interpretation; Definitions. (a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties to this Agreement and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) For purposes of this Agreement:

(i) “beneficial ownership” has the meaning ascribed to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The terms “beneficially own“, “beneficially owned“ and “beneficial owner“ shall each have a correlative meaning; and

(ii) “Owned Shares” means the Currently Owned Shares set forth on Schedule 1, together with any shares of Company Common Stock or other voting capital stock of the Company and any shares of the Company Common Stock or other stock of the Company issuable upon the conversion, exercise or exchange of securities that are as of the relevant date securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock of the Company, in each case that either Stockholder or an investment advisory client of the Stockholder has or acquired beneficial ownership of on or after the date of this Agreement, but excluding, in each case, any shares of Company Common Stock purchased by Merger Sub in the Offer; provided, however, for the avoidance of doubt, that nothing in this Agreement shall require the Stockholder to covert or exercise any securities exercisable or exchangeable for shares of Company Common Stock or other voting capital stock of the Company.

5.11 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Domenic J. Dell’Osso, Jr.
Name: Domenic J. Dell’Osso, Jr.
Title: EVP-CFO

NOMAC ACQUISITION, INC.

By:	/s/ Domenic J. Dell’Osso, Jr.
Name: Domenic J. Dell’Osso, Jr.
Title: EVP-CFO

THIRD AVENUE MANAGEMENT LLC

By:	/s/ W. James Hall
Name: W. James Hall
Title: General Counsel

[Signature Page to Tender Support Agreement]

SCHEDULE 1

Details of Ownership

Stockholder	Currently Owned Shares
Third Avenue Management LLC, as investment adviser to investment client accounts	4,879,976